July 16, 2012
Lisa M. Proch
Assistant Vice President and
Senior Counsel
Law Department
Direct Dial: (860) 843-8335
Fax: (860) 843-8665

VIA EMAIL

Ms. Debbie Skeens

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:          Hartford Life Insurance Co Separate Account VL II (“Hartford Life”) Initial Registration Statement on Form N-6

File Nos. 333-180756; 811-07271

Hartford Life & Annuity Co Separate Account VL II (“HLA”) Initial Registration Statement on Form N-6

File Nos. 333-180757; 811-07273

Dear Ms. Skeens,

Thank you for your comments on the above-captioned filing. Presented below are the responses to your comments:

General Comments

1. General

a.     COMMENT: Please note that the filings have material information, including illustrations and financial information, missing. Please confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statements.

RESPONSE: We confirm that all missing material information, including illustrations, financial statements, and exhibits will be included in the pre-effective amendment filing.

b.     COMMENT: Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

RESPONSE: We confirm that the contract names on the prospectuses will continue to be the same as those named in the EDGAR class identifiers.

c.     COMMENT: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policies or whether the company will be primarily responsible for paying out on any guarantees associated with the policies.

RESPONSE: Registrant confirms that as of the date hereof, there are no guarantees or support agreements with third parties to support any of the company’s guarantees. The applicable insurer will be primarily responsible for paying out on any guarantees associated with the contracts in question.  The company has reinsurance agreements that may cover some or all of the guarantees associated with the policy.

d.     COMMENT: Please confirm that all capitalized terms that appear in the prospectus and SAI are used consistently and are defined in the Glossary or elsewhere in the prospectus. It appears that some capitalized terms, including “Insured” on page 4 of the prospectus, “Final Underwriting Determination” on page 26, and “Withdrawal” on page 39, are not defined. In addition, the terms “insured,” “face amount,” “modal premium,” “cash surrender values,” and “surrender charges” are sometimes capitalized and sometimes not.

RESPONSE: We capitalized the terms “Insured,” “Face Amount,” “Modal Premium,” “Cash Surrender Value,” and “Surrender Charge” consistently throughout the prospectus. In addition, we added the below definition for “Insured” to the section titled, “Glossary of Special Terms.” The terms “Final Underwriting Determination” and “Withdrawal” should not be capitalized and have been corrected.

Insured: the person on whose life the Policy is issued.

e.     COMMENT: When describing any guaranteed features, please include prominent disclosure to the effect that the guarantees under the contract are backed solely by the claims paying ability of the insurance company, and that the contract owner must look to the strength of the insurance company with regard to such guarantees. In particular, please include this disclosure in the Optional Supplemental Benefits section, prior to the discussion of the GMAB, the GMDB, and the GMWB provided by the LongevityAccess Rider. See pp. 31-41.

RESPONSE: We have added the following disclosure to the Optional Supplemental Benefit section of the prospectus: “The guarantees and benefits under the Policy are based on the claims paying ability of the insurance company. Policy Owners should consult with their financial representative before purchasing optional supplemental benefits.”

Benefits of Your Policy (p. 4)

COMMENT: Please consider providing a brief description of the optional riders in this section.

RESPONSE: We have deleted the “Riders” paragraph under “Benefits of Your Policy” and replaced with the following language:

Riders: You may add additional benefits to your Policy by selecting from the following Riders: Guaranteed Minimum Accumulation Benefit Rider, Guaranteed Paid-Up Death Benefit Rider, DisabilityAccess Rider, Waiver of Specified Amount Disability Benefit Rider, Term Insurance Rider, Accidental Death Benefit Rider, Deduction Amount Waiver Rider, Cost of Living Adjustment Rider, Child Insurance Rider, LifeAccess Accelerated Benefit Rider, Accelerated Death Benefit Rider for Terminal Illness, Overloan Protection Rider and the LongevityAccess Rider. For a complete description of all policy riders, refer to the “Other Benefits” section of your prospectus. Additional charges may apply for some Riders and may be subject to underwriting approval.

2.     Fee Tables (pp. 6-12)

a.     COMMENT: Transaction Fees: Please include separate disclosure in this table for the Extended Value Option, as it is a separate transaction fee. See Form N-6, Item 3, instr. 2(c). The disclosure should include information similar to that provided for all other transaction fees (that is, the name of the charge, when the charge is deducted, and the amount deducted).

RESPONSE: We have amended the table to provide separate disclosure for the Extended Value Option.

b.     Charges Other Than Fund Operating Expenses:

i.      COMMENT: In the fee tables for both Hartford Life and HLA, please insert the word “Periodic” in the title as set forth in Item 3 of Form N-6.

RESPONSE: We have added the word “Periodic” to the title “Charges Other Than Fund Operating Expenses” under both the Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company fee tables.

ii.     COMMENT: For many of the charges that are assessed monthly, the disclosure includes both the annual fee and the amount deducted per month. (See, e.g., the Mortality and Expense Risk Charge.) For consistency and clarity, please provide the same disclosure for all charges that are assessed monthly.

RESPONSE: We have amended the charges to consistently disclose both the annual fee and amount deducted per month.

iii.    COMMENT: Cost of Insurance Charges (pp. 6 and 10): The representative charge appears to be less than the minimum charge. Please advise or revise.

RESPONSE: We have updated the representative insured charge to reflect the correct fees charged.

iv.    COMMENT: Monthly per $1,000 Charge (pp. 6 and 10): Please disclose that the charge is also assessed following an unscheduled increase in Face Amount. See p. 24.

RESPONSE: We updated the fee tables to disclose that a charge is assessed following an unscheduled increase in Face Amount.

v.     COMMENT: Waiver of Specified Amount Disability Benefit (Hartford Life only) (p. 7): The minimum and maximum charges appear to be on a per $1 basis, while the representative insured charge is on a per $100 basis, which is outside the minimum-maximum range. Please advise or revise.

RESPONSE: We have corrected the representative insured charge to reflect a per $1 basis.

vi.    COMMENT: Overloan Protection Rider (pp. 7 and 11): Please include a reference to footnote 2.

RESPONSE: We have included a reference to footnote 2.

vii.   COMMENT: LifeAccess Accelerated Benefit Rider and LongevityAccess Rider (pp. 7 and 11-12): Please include a reference to footnote 1.

RESPONSE: We have included a reference to footnote 1.

viii.  COMMENT: The fee table for Hartford Life includes the LongevityAccess Rider. However, the prospectus (at page 39) states that only the HLA policy offers this rider. Please resolve this apparent inconsistency.

RESPONSE: We have deleted the LongevityAccess Rider from the Hartford Life Insurance Company fee table.

ix.    COMMENT: With respect to the LongevityAccess Rider, the prospectus states at page 39 that there is an additional charge on policies with initial face amounts of $2,000,000 or less. If so, please revise the disclosure in the fee table to reflect this additional charge.

RESPONSE: There is no additional rider charge on policies with an initial Face Amount of $2,000,000 or less. We amended the language on page 38 to remove the “additional charge” language.

x.     COMMENT: In a footnote to the fee table, please provide more specific disclosure concerning the effect of an insurance class change on the monthly rider rates for the LongevityAccess Rider.

RESPONSE: We added footnote disclosure to the fee table for “LongevityAccess Rider” which states “If you apply for an underwriting class improvement the cost for your rider will increase.”

xi.    COMMENT: The fee table for HLA includes the Accelerated Death Benefit Rider for Terminal Illnesses. However, the prospectus (at page 38) states that only the Hartford Life policy offers this rider. Please resolve this apparent inconsistency.

RESPONSE: We have deleted the reference to “For Hartford Life Insurance Company Policies Only.”

4. Annual Fund Operating Expenses (pp. 13-16)

a.       COMMENT: Please revise the fee table for the Fidelity target-date funds as the total annual operating expenses currently read N/A.

RESPONSE: We updated the fee table to reflect the correct annual operating expense fees for the Fidelity funds.

b.      COMMENT: Please revise footnote 2 to only reflect portfolios offered with the Liberty VUL product.

RESPONSE: We have revised footnote 2 to reflect portfolios offered under the Liberty VUL prospectus.

5.      Issue First (p. 25)

COMMENT: Please clarify when funds are allocated to the Separate Account investment options. This is confusing because allocations are made at the end of the free look period, but there appear to be two free look periods when using the Issue First feature. (That is, one for the Binding Premium Receipt and one for the Policy.)

RESPONSE: There is one free look period under the Issue First® process, and funds are allocated to the variable investment options at the end of the free look period. We added the following disclosure to the first paragraph of the Issue First® section to clarify this process: “Your free look period ends 10 days after (or longer in some states) you receive the Policy Endorsement with Your final rate class. The variable investment options will become available at the end of the free look period.”

6.      Guaranteed Minimum Accumulation Benefit Rider (p. 32)

a.       COMMENT: Please clarify whether the ability to restrict investment options will apply only to new sales after the establishment of such restrictions, or whether it will apply to all policyholders who own the rider.

RESPONSE: Our ability to restrict investment options applies to all policyholders who hold the rider. We added disclosure to clarify this restriction.

b.      COMMENT: Please explain supplementally if there are any restrictions on the purchase of other optional benefits while this rider is in effect.

RESPONSE: If a Policy Owner purchases the Guaranteed Minimum Accumulation Benefit Rider, then the Guaranteed Minimum Death Benefit Rider will not be available. We amended the rider to reflect this restriction.

7. LongevityAccess Rider (pp. 39-41)

The description of the Longevity Access Rider is confusing for several reasons.

a.     COMMENT: Please revise the initial paragraph in this section to more clearly describe the key features of the GMWB, including an explanation of what a GMWB is. The summary also should note the fact that the GMWB does not become available until the insured reaches the age of 90 and that 100% of Account Value must be allocated to the Fixed Account in order for the insured to become, and remain, eligible for the rider. For clarity, please consider avoiding the use of terms that have not yet been defined or, alternatively, please note that such terms are defined below.

RESPONSE: We revised the LongevityAccess Rider disclosure to clarify the features and benefits of the rider. The initial paragraph has been revised to include an explanation of the GMWB, remove undefined terms, and outlines the three benefits provided by the rider which become available on the policy anniversary closest to the insured’s 90th birthday. For additional clarity, the “Benefit Eligibility Test” definition now follows the initial paragraph, and clarifies that “if a portion of Your Account Value is allocated to a Sub-Account, you can transfer it to the fixed account in order to meet the Benefit Eligibility Test.

b.     COMMENT: Each place the GMWB amount is described, please clarify that the amount is a monthly withdrawal rate.

RESPONSE: Each place the GMWB amount is described, we clarified that this is a monthly GMWB withdrawal.

c.     COMMENT: Residual Death Benefit (p. 39); Please clarify whether this death benefit amount is in addition to the policy’s other death benefits.

RESPONSE: We clarified the Residual Death Benefit section to show that if the policy’s other death benefits are reduced below the Residual Death Benefit the policy’s beneficiaries will receive the Residual Death Benefit.

d.     COMMENT: Benefit Eligibility Date (p. 40): This section states that the Benefit Eligibility Date is the Policy Anniversary that the insured becomes “insurance age 90.” Please explain in the disclosure what is meant by “insurance age 90,” or, alternatively, please revise the disclosure for clarity.

RESPONSE: We updated this disclosure to state “the Policy Anniversary closest to the insured’s 90th birthday.

e.     COMMENT: GMWB Target Value; GMWB (p. 40): Both of these sections repeatedly include the phrase “in accordance with [name] provision.” If this phrase is intended as a cross-reference, please revise it to more clearly state the cross-reference.

RESPONSE: We clarified the disclosure under the GMWB Target Value and GMWB sections and removed the phrase “in accordance with [name] provision.”

f. Benefit Eligibility Test (p. 40):

i.      COMMENT: The second line in this section states that Death Benefit Option A must be selected to pass the Test. Please include similar disclosure in the discussion of Death Benefit Options at page 47 of the prospectus and in the summary discussion of Death Benefit Options at page 4 of the prospectus.

RESPONSE: We added disclosure to the Death Benefit Options discussions on page 4 and 46, to clarify that policies with the LongevityAccess Rider must select Death Benefit Option A in order to exercise the rider benefits. In addition, we clarified in the description of the Benefit Eligibility Test (pgs. 38-39) that if Your death benefit option is not Death Benefit Option A (Level) you can change it to meet the Benefit Eligibility Test.

ii.     COMMENT: The rider requires that 100% of Account Value be allocated to the Fixed Account. Please include prominent disclosure in the discussion of this rider that the purpose of this investment restriction is to reduce the volatility in investment performance and that such reduced volatility may reduce the returns on investments.

RESPONSE: We added disclosure to the “Benefit Eligibility Test” requirement that requires 100% of the Account Value be allocated to the Fixed Account.

g. Policy Transactions that Cause the GMWB to Become Unavailable (p. 40):

i.        COMMENT: Please explain the difference between the rider becoming “Unavailable” and the rider having “Terminated”.

RESPONSE: In order for the rider benefits to be available, the rider not only has to be attached to the policy but the Benefit Eligibility Test has to met. Once the test is met, rider benefits continue to be available unless the policy owner requests one or more of a couple of specific transactions detailed in the rider, such as changing the death benefit option. The rider benefit may be restored by meeting the Benefit Eligibility Test on a future Monthly Activity Date. Once the rider is terminated, benefits are no longer available and cannot be restored. We have clarified this in the section describing the Benefit Eligibility Test on pages 38-39.

ii.       COMMENT: The disclosure in this section concerning the GMWB reset is confusing. If the GMWB is reset, how can it be unavailable? Please clarify this in the disclosure.

RESPONSE: The GMWB amount is reset but the test must also be performed again and met in order for the benefits to be available. The Disclosure has been clarified.

iii.  COMMENT: Please clarify in this section whether all, or some, of the transactions described therein will, or may, require that a Benefit Eligibility Test be performed.

RESPONSE: We have clarified the rider disclosure to indicate that we will perform the test each monthly activity date, once benefits become unavailable, until benefits become available again or the rider terminates.

h. Insurance Class Changes (p. 41):

i.      COMMENT: Please clarify in the disclosure what an “insurance class” is. If the term refers to the insured’s underwriting class (based on age, health, etc.), please so state.

RESPONSE: The insurance class refers to the insured’s underwriting class. We changed the disclosure to “underwriting class.”

ii.     COMMENT: Please explain more clearly what might cause an “insurance class change.” At present, the prospectus states only that a change “is based on” various factors, but does not specify how these factors might cause an insured to be reclassified. For example, would the mere fact that an insured is now 90 years old, in and of itself, result in a reclassification and consequent increase in future monthly rider charges? Do you require periodic medical examinations?

RESPONSE: Periodic medical exams are not required. An underwriting class change occurs when the insured applies for an insurance class upgrade (For example, a change from nicotine to non-nicotine).

iii.    COMMENT: Please provide more specific disclosure concerning the effect of such an insurance class change on the insured’s monthly rider rates and the GMWB Target Value. (That is, how much of an increase in rates/decrease in Target Value is likely to result from a reclassification?) Alternatively, if specific increases/decreases in amounts cannot be determined at this time, please provide a representative example. In addition, please provide similar disclosure in a footnote to the fee table.

RESPONSE: We have updated the disclosure and included an example for a representative insured.

iv.    COMMENT: Please disclose whether an insured would receive notice of such an insurance class change and its effect on monthly rider rates/Target Value prior to such a reclassification.

RESPONSE: The insured would receive notice of an applied for insurance class change as provided in their monthly Policy statement.

v.     COMMENT: Withdrawals Less Than or in Excess of the GMWB (p. 41): The last sentence in this section (beginning, “However, withdrawing a greater amount....”) is unclear. Does this statement mean that the GMWB will, or may, become unavailable, or only that it will be reset? Also, if the GMWB does become unavailable, will another Benefit Eligibility Test be required? Please revise this section for clarity

RESPONSE: Withdrawing an amount in excess of the monthly GMWB benefit amount, would cause the GMWB to be reset and require the Benefit Eligibility Test to be performed and met in order to receive the rider benefits. We have revised this section to clarify the affect of withdrawals on the GMWB.

8.     Policy Settlement Options (p. 41)

COMMENT: Please update the disclosure in this section to reflect the current policy with respect to pre-selecting a Designed Settlement Option.

RESPONSE: We have updated the disclosure in the Designated Settlement Option to reflect the current Policy.

9.     Power of Attorney

COMMENT: Please note that the power of attorney for these filings did not reserve the right to execute amendments. Therefore, a new power of attorney will be necessary for any pre-effective or post-effective amendments. See rule 483(b) under the Securities Act of 1933.

RESPONSE: We confirm that new power of attorney documents will be executed for the pre-effective and post-effective amendment registration statements.

10. Tandy Representations

COMMENT: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE: We will include the Tandy Representation in our pre-effective amendment filing.

We appreciate your attention to this filing. If you have any comments or questions, please call me at (860) 843-8335.

Very truly yours,

/s/ Lisa Proch

Lisa Proch
Assistant Vice President and Assistant General Counsel

July 16, 2012
Lisa M. Proch
Assistant Vice President and
Senior Counsel
Law Department
Direct Dial: (860) 843-8335
Fax: (860) 843-8665

VIA EMAIL

Ms. Debbie Skeens

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:          Hartford Life Insurance Co Separate Account VL II (“Hartford Life”) Initial Registration Statement on Form N-6

File Nos. 333-180756; 811-07271

Hartford Life & Annuity Co Separate Account VL II (“HLA”) Initial Registration Statement on Form N-6

File Nos. 333-180757; 811-07273

Dear Ms. Skeens,

Thank you for your follow-up comments on the above-captioned filings. Presented below are the responses to your comments:

General Comments

1. General

d.     COMMENT: Please capitalize the term “insured”.

RESPONSE: We performed a global search of the term “insured” and capitalized it throughout the prospectus.

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2. Fee Tables

xi.    COMMENT: The fee table for HLA includes the Accelerated Death Benefit Rider for Terminal Illnesses. However, the prospectus (at page 38) states that only the Hartford Life policy offers this rider. Please resolve this apparent inconsistency.

RESPONSE: The Accelerated Death Benefit Rider for Terminal Illness is available to both HL and HLA policies. We have deleted the reference to “For Hartford Life Insurance Company Policies Only” on page 37 of the prospectus.

4. Annual Fund Operating Expenses

a.       COMMENT: The fee table for the Fidelity Target Date funds is still missing information as the Total Annual Operating Expense is neither N/A or 0%. Please update the fund expenses so that the total fund expense is more than 0%.

RESPONSE: We verified the Fidelity Funds and updated the fee table to reflect the correct Total Annual Operating Expenses on page 14.

We appreciate your attention to this filing. If you have any comments or questions, please call me at (860) 843-8335.

Very truly yours,

/s/ Lisa Proch

Lisa Proch
Assistant Vice President and Assistant General Counsel

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